中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Announcement on Unusual Price and Trading Volume Movements of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
China Southern Airlines Company Limited

18 November 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Announcement on Unusual Price and Trading Volume Movements of China Southern Airlines Company Limited

All members of the board (the "Board") of directors (the "Directors") jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

For the three consecutive trading days of 14 November, 17 November and 18 November 2008, the closing prices of the shares of the Company have recorded an accumulated increase that exceeds the increase of Shanghai Stock Index by more than 20%.

After making enquiries with the controlling shareholders and management of the Company, the Company confirms that there is no material disclosable price-sensitive information which has not been disclosed.

The Board confirms that there is no matter, nor any plan, negotiation, intention, agreement of which, is disclosable by the Company pursuant to relevant regulations of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange but has not been disclosed. The Board is not aware of any information that may exert significant influence on the trading price of the shares and related derivative instruments of the Company is disclosable by the Company pursuant to relevant regulations of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange but has not been disclosed.

For details of the application of China Southern Air Holding Company, the Company's controlling shareholder, for fund injection from the PRC government, please refer to the announcement of the Board of the Company published on 18 November 2008 in the Company's designated media for information disclosure.

China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn) are the designated media for information disclosure by the Company. Investors are advised to exercise caution when dealing in the shares of the Company.

The Board of Directors of
China Southern Airlines Company Limited

18 November 2008